82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02030561

REGISTRANT'S NAME Int'l Road Dynamics

*CURRENT ADDRESS ____________________

PROCESSED

APR 15 2002

THOMSON FINANCIAL P

**FORMER NAME ____________________

**NEW ADDRESS ____________________

FILE NO. 82- 3899 FISCAL YEAR 11-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 3/28/02

82-3899

KPMG

02 MAR 28 AM 8:00

AR/S
11-30-01

Financial Statements of

INTERNATIONAL ROAD DYNAMICS INC.

Years ended November 30, 2001 and 2000

KPMG

KPMG LLP
Chartered Accountants
600 - 128 Fourth Avenue South
Saskatoon SK S7K 1M8

Telephone (306) 934-6200
Telefax (306) 934-6233
www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the balance sheets of International Road Dynamics Inc. as at November 30, 2001 and 2000 and the statements of earnings and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Saskatoon, Canada

January 18, 2002

INTERNATIONAL ROAD DYNAMICS INC.
Balance Sheets

November 30, 2001 and 2000

	2001	2000
Assets		
Current assets:		
Cash	$ 395,657	$ 138,038
Accounts receivable (note 2)	12,376,268	11,500,486
Investment tax credits recoverable	2,114,000	882,500
Inventory	1,682,386	1,384,858
Prepaid expenses and deposits	263,882	271,420
	16,832,193	14,177,302
Deferred project costs	458,766	633,648
Capital assets (note 3)	2,424,623	2,160,621
Intangible assets (note 4)	417,732	472,291
	$ 20,133,314	$ 17,443,862
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term loans (note 5)	$ 2,304,602	$ 2,649,382
Accounts payable and accrued liabilities	2,608,315	3,004,753
Deferred revenue	497,000	250,000
Current portion of long-term debt (note 6)	200,000	360,000
Future income taxes (note 7)	2,129,500	495,100
	7,739,417	6,759,235
Deferred revenue	577,886	533,202
Long-term debt (note 6)	539,629	720,307
Future income taxes (note 7)	137,000	166,400
Shareholders' equity:		
Share capital (note 8)	11,114,860	11,209,666
Retained earnings (deficit)	24,522	(1,944,948)
	11,139,382	9,264,718
Contingency (note 9)		
	$ 20,133,314	$ 17,443,862

See accompanying notes to financial statements.

On behalf of the Board:

Terry Bergan, Director

Ray Harris, Director

INTERNATIONAL ROAD DYNAMICS INC.

Statements of Earnings and Retained Earnings (Deficit)

Years ended November 30, 2001 and 2000

	2001	2000
Sales	$ 28,394,046	$ 26,483,037
Cost of sales	18,689,171	17,898,708
	9,704,875	8,584,329
Administrative and marketing expenses	5,419,097	4,679,854
	4,285,778	3,904,475
Research and development (note 10)	906,315	554,203
Earnings before other expenses (income)	3,379,463	3,350,272
Other expenses (income):		
Amortization	553,005	498,433
Interest and bank charges	194,688	313,306
Interest on long-term debt	75,100	95,845
Investment tax credits recovered (note 7)	(936,500)	(629,500)
Interest and other income	(112,037)	(132,152)
	(225,744)	145,932
Earnings before provision for future income taxes	3,605,207	3,204,340
Provision for future income taxes (note 7)	1,605,000	661,500
Net earnings	2,000,207	2,542,840
Deficit, beginning of year	(1,944,948)	(4,487,788)
Redemption price of shares in excess of book value	(30,737)	–
Retained earnings (deficit), end of year	$ 24,522	$ (1,944,948)
Earnings per share (note 11)		
Basic	$ 0.16	$ 0.20
Diluted	$ 0.15	$ 0.19

See accompanying notes to financial statements.

INTERNATIONAL ROAD DYNAMICS INC.

Statement of Cash Flows

Years ended November 30, 2001 and 2000

		2001		2000
Cash flows from (used in):				
Operations:				
Net earnings:	$	2,000,207	$	2,542,840
Items not involving cash:				
Amortization		553,005		498,433
Amortization of deferred project costs		174,882		–
Common shares issued for expenses (note 8)		101,008		109,600
Provision for future income taxes		1,605,000		661,500
Change in non-cash working capital:				
Accounts receivable		(875,782)		(1,904,465)
Investment tax credits recoverable		(1,231,500)		(882,500)
Inventory		(297,528)		234,771
Prepaid expenses and deposits		7,538		165,951
Accounts payable and accrued liabilities		(396,438)		(7,410)
Deferred revenue		291,684		119,182
		1,932,076		1,537,902
Financing:				
Short-term loans		(344,780)		(1,424,618)
Increase in long-term debt		26,866		66,173
Repayment of long-term debt		(367,544)		(213,220)
Common shares issued		125,579		24,501
Repurchase of share capital		(352,130)		–
		(912,009)		(1,547,164)
Investing:				
Deferred project costs		–		(211,266)
Additions to capital assets		(743,525)		(402,990)
Additions to intangible assets		(18,923)		(19,949)
Proceeds on sale of acquired technology		–		222,000
		(762,448)		(412,205)
Increase (decrease) in cash		257,619		(421,467)
Cash, beginning of year		138,038		559,505
Cash, end of year	$	395,657	$	138,038
Supplemental cash flow disclosure:				
Interest paid	$	276,695	$	402,233

See accompanying notes to financial statements.

1. Significant accounting policies:

The financial statements are prepared by management in accordance with Canadian generally accepted accounting principles. Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and revenues and expenses for each year presented. Changes in estimates and assumptions will occur based on the passage of time and the occurrence of certain future events.

(a) Cash:

Cash consists of balances with financial institutions which have an original term to maturity of three months or less.

(b) Revenue recognition:

Revenue from contract projects is recorded on the percentage of completion basis.

The Company makes estimates of the percentage of completion of each project by comparing the actual costs incurred to the total estimated costs for the project. These estimates of total cost are subject to change, which would have an impact on the timing of revenue recognized.

Revenue which relates to service obligations extending beyond one year is deferred and recorded as a liability on the balance sheet. This revenue is recognized in the period during which the service is provided.

(c) Inventory:

Inventory is valued at the lower of cost and net realizable value.

(d) Deferred project costs:

Deferred project costs represent costs incurred for which the revenue will be earned in future years. The costs have been recorded as deferred project costs on the balance sheet and will be recorded as cost of sales on the statement of earnings in the year the related revenue is earned.

(e) Amortization:

Amortization is computed over the expected useful lives of the assets at 5% on building, 20% and 25% on office equipment and manufacturing equipment respectively, 30% on automotive and computer equipment and 100% on computer software based on the declining balance method. In the year of acquisition one-half of the normal rate is taken on net additions.

(f) Translation of foreign currencies:

Monetary assets and liabilities denominated in foreign currency are translated at exchange rates prevailing at the balance sheet date. Revenue and expenses are translated using the approximate rate of exchange on the date of the transactions. The resulting gains or losses are included in the statements of earnings.

1. Significant accounting policies - continued:

(g) Intangible assets:

Intangible assets are amortized on a straight-line basis over a period of ten to fifteen years based on the expected future lives of the assets. A half year amortization is taken for additions in the first half of the year and additions in the second half of the year are not amortized until the following year.

The carrying value of intangible assets is periodically assessed by management and if management determines that the carrying value can not be recovered from future cash flows the unrecoverable amount is written off against current earnings.

(h) Research and development costs:

The Company expenses research and development costs during the year in which they are incurred. Research and development tax credits are recognized in earnings when the Company has reasonable assurance that they will be utilized.

(i) Warranty costs:

The Company provides for future warranty costs based on management's estimate of future warranty liabilities. These estimates are subjective and actual warranty costs may vary from amounts estimated. Actual costs incurred are charged against the provision for future warranty costs.

(j) Future income taxes:

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period which includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

(k) Stock based compensation:

The Company has stock based compensation plans, which are described in note 8. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Consideration paid by employees on the exercise of stock options is credited to common shares.

(l) Earnings per share:

Basic earnings per share are computed by dividing net earnings by the weighted average shares outstanding during the reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

2. Accounts receivable:

	2001	2000
Trade receivables	$ 5,816,198	$ 8,100,704
Unbilled revenue	6,283,757	3,316,012
Other	276,313	83,770
	$ 12,376,268	$ 11,500,486

Unbilled revenue represents the excess of contract costs and estimated gross profits recognized over billings to date.

3. Capital assets:

		2001		2000
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land	$ 275,000	$ –	$ 275,000	$ 100,000
Building	1,285,599	239,273	1,046,326	1,022,232
Office equipment	541,630	344,789	196,841	217,241
Automotive	1,033,433	574,351	459,082	393,397
Computer equipment	768,321	462,986	305,335	291,343
Computer software	325,233	278,878	46,355	48,162
Manufacturing equipment	234,226	138,542	95,684	88,246
	$ 4,463,442	$ 2,038,819	$ 2,424,623	$ 2,160,621

4. Intangible assets:

		2001		2000
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Acquired technology	$ 660,733	$ 351,358	$ 309,375	$ 369,699
Patent costs	197,925	89,568	108,357	102,592
	$ 858,658	$ 440,926	$ 417,732	$ 472,291

5. Short-term loans:

	2001	2000
Bank demand loan. Authorized to a maximum of $3.5 million with interest at bank prime plus 1% and secured by a general security agreement on all the assets of the Company.	$ 1,984,433	$ 1,754,000
Bank term loan repayable in monthly instalments of $62,500 plus interest at bank prime plus 1.1% and secured by a general security agreement on all the assets of the Company.	62,500	–
Revolving project financing. Authorized to a maximum of $1.2 million with interest at bank prime plus 3% and secured by a first charge on certain accounts receivable and certain unbilled revenue and a second charge on all remaining assets of the Company.	257,669	895,382
	$ 2,304,602	$ 2,649,382

6. Long-term debt:

	2001	2000
Royal Bank mortgage: Mortgage repayable in monthly installments of $5,461 including interest at a fixed rate of 7.31%. Secured by first charge on the building.	$ 501,797	$ 530,074
Royal Bank computer loan: Term loan repayable in monthly installments of $4,025 including interest at bank prime. Secured by a general security agreement.	31,430	76,085
Royal Bank truck loan: Term loan repayable in monthly installments of $3,400 including interest at bank prime plus 1.5%. Secured by specific charge on certain automotive equipment.	–	39,044
Saskatchewan Opportunities Corporation: Term loan repayable in monthly installments of $8,333 plus interest at a fixed rate of 9.75%. Secured by a general security agreement.	128,732	231,799
Ford Credit: Loans repayable in 35 monthly installments of $1,880 including interest at a fixed rate of 3.9%. Secured by specific charge on certain automotive equipment.	55,557	53,921
Chrysler Financial Company LLC: Loans repayable in 60 monthly installments of $800 including interest at a fixed rate of 10%. Secured by specific charge on certain automotive equipment.	22,113	29,723
Loan: 8% loan, no fixed repayment terms.	–	119,661
	739,629	1,080,307
Less current portion	200,000	360,000
	$ 539,629	$ 720,307

6. Long-term debt - continued:

The following represents the expected aggregate principal payments over the next five years:

2002	$	200,000
2003		85,000
2004		47,000
2005		43,000
2006		40,000
Thereafter		324,629
	$	739,629

7. Income taxes:

Income tax expense attributable to earnings differs from the amounts computed by applying the combined federal and provincial income tax rate of 45% (2000 - 46%) to pretax earnings as a result of the following:

		2001		2000
Net earnings before provision for income taxes	$	3,605,207	$	3,204,340
Computed "expected" tax expense		1,622,000		1,474,000
Increase (reduction) in income taxes resulting from:				
Non-deductible expenses		102,000		115,800
Manufacturing and processing profits deduction		(50,000)		(48,000)
Utilization of previously unrecognized tax deductions		–		(880,300)
Reduction due to corporate tax rate changes		(69,000)		–
	$	1,605,000	$	661,500

7. Income taxes - continued:

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below.

	2001	2000
Future income tax assets:		
Current:		
Share issue costs	$ 3,200	$ 14,200
Unclaimed research and development	1,533,300	1,358,800
	1,536,500	1,373,000
Non-current capital loss carryforwards	152,500	155,750
Less valuation allowance	(152,500)	(155,750)
	–	–
	1,536,500	1,373,000
Future income tax liabilities:		
Current:		
Unbilled revenues	(2,744,000)	(1,475,600)
Investment tax credits	(922,000)	(392,500)
	(3,666,000)	(1,868,100)
Non-current capital and intangible assets	(137,000)	(166,400)
	(3,803,000)	(2,034,500)
Net future income tax liability	$ (2,266,500)	$ (661,500)

At November 30, 2001 the Company has $350,000 of allowable capital losses available to reduce taxes on future capital gains.

At November 30, 2001 the Company has investment tax credits of $2,531,500 as a result of its research and development activities. The Company has recognized $1,231,500 of these tax credits in the current year (2000 - $882,500) and has $417,500 (2000 – $936,500) of unrecognized credits available to reduce federal and provincial income taxes payable which will expire as follows:

	Federal	Provincial	Total
2010	$ 17,500	$ –	$ 17,500
2011	326,000	74,000	400,000
	$ 343,500	$ 74,000	$ 417,500

8. Share capital:

(a) Authorized and issued capital:

	2001	2000
Common voting shares. Authorized an unlimited number of shares, issued 12,861,646 shares (12,938,218 shares issued at November 30, 2000)	$ 11,114,860	$ 11,209,666

(b) Share transactions:

The Company had the following common share transactions during the 2001 and 2000 fiscal years:

	Number of shares	$ Amount
Balance, November 30, 1999	13,095,787	$ 11,401,815
Shares issued in exchange for expenses	176,596	109,600
Shares issued for employee stock options exercised	40,835	24,501
Shares redeemed for technology returned	(375,000)	(326,250)
Balance, November 30, 2000	12,938,218	$ 11,209,666
Shares issued in exchange for expenses	100,362	101,008
Shares issued for employee stock options exercised	192,266	125,579
Shares repurchased and returned to treasury	(369,200)	(321,393)
Balance, November 30, 2001	12,861,646	$ 11,114,860

8. Share capital - continued:

(c) Options:

Under the terms of a stock option plan approved by the shareholders in May, 1997 and amended in 1998, the Company is authorized to grant directors, officers, employees and others options to purchase common shares at prices based on the market price of shares as determined on the date of the grant. At November 30, 2001, 1,596,832 (2000 – 1,760,165) options remain available to be granted. Stock options become exercisable at dates determined by the Compensation Committee.

At November 30, 2001, the following stock options to directors, officers, employees and others were outstanding:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding at November 30, 2001	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable at November 30, 2001	Weighted-Average Exercise Price
$ 0.60 – 1.00	969,067	1.21	$0.66	875,734	$0.64
$ 1.01 – 1.50	601,000	1.56	$1.28	504,333	$1.31
$ 1.51 – 2.75	200,000	1.00	$2.53	200,000	$2.53
	1,770,067			1,580,067	

The Company has granted stock options to directors, officers, employees and others as follows:

	Number of Common Shares Issuable	Weighted Average Exercise Price
Outstanding, November 30, 1999	2,185,200	$ 1.38
Options granted	116,000	.81
Options exercised	(40,835)	.60
Options expired and cancelled	(461,365)	1.92
Outstanding, November 30, 2000	1,799,000	1.22
Options granted	489,000	1.05
Options exercised	(192,266)	0.65
Options expired and cancelled	(325,667)	2.03
Outstanding, November 30, 2001	1,770,067	1.08

Outstanding options expire between November 30, 2001 and May 31, 2004.

8. Share capital - continued:

(d) Shareholders' rights plan:

The Company adopted a Shareholder Rights Plan (the "Plan"), which was approved by the shareholders at its annual meeting held on April 23, 1998. The Plan was established to deter coercive take-over tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's shareholders. The Plan provides the Board of Directors and the shareholders of the Company with more time to fully consider any unsolicited takeover bid for the Company, and more time for the Board of Directors to pursue, if appropriate, other alternatives to maximize shareholder value.

Under the Plan, the Company will distribute one right in respect of each common share. The rights become exercisable eight trading days after the first public announcement of the acquisition of 20% of the common shares of the Company by any person or the announcement of a person's intention to commence a take-over bid, other than a "permitted bid" which would result in such person acquiring 20% of the Company's common shares. Each right may be exercised to purchase that number of common shares of the Company which have a market value equal to two times the exercise price of the rights.

The requirements of a "permitted bid" include the following:

- the bid must be made by take-over bid circular to all holders of the Company's common shares;
- the bid must be subject to an irrevocable condition that no shares shall be taken up or paid for prior to a date which is not less than 60 days after the date of the bid and only if more than 50% of the outstanding common shares held by shareholders ("independent shareholders") other than the offeror and its related parties have been tendered to the bid;
- the bid must provide that shares may be deposited at any time during the bid period and that any shares so deposited may be withdrawn at any time during such period; and
- if more than 50% of the common shares held by independent shareholders are tendered to the bid, the offeror must extend the bid for 10 days to allow shareholders who did not tender initially to take advantage of the bid if they so choose.

The Plan had an initial term of three years. The Plan contains a provision that, at or prior to the first annual meeting of shareholders following the third anniversary of the date of the Plan, the Board may submit a resolution to the shareholders approving the extension of the Plan for a further three years. At the Company's annual meeting held on May 16, 2001, the shareholders approved the extension of the Plan for a further three years. The extended Plan contains a provision that, at or prior to the first annual meeting of shareholders following the third anniversary of the date of the extended Plan, the Board may submit a resolution to the shareholders approving the extension of the Plan for a further three years.

8. Share capital - shareholders' rights plan - continued:

(e) Normal Course Issuer Bid:

On November 30, 2000, the Toronto Stock Exchange approved a Normal Course Issuer Bid for the purchase and cancellation of up to 600,000 common shares, representing 4.6% of the Company's common shares then outstanding. This Issuer Bid was authorized until November 30, 2001. During the year, 369,200 shares were repurchased under this program at a cost of $352,130. The excess of the repurchase cost of these shares over their average book value was charged to retained earnings.

On November 23, 2001 the Toronto Stock Exchange approved a Normal Course Issuer Bid for the period from December 1, 2001 to November 30, 2002 for the purchase and cancellation of up to 600,000 common shares, representing 4.7% of the shares then outstanding.

9. Contingency:

The Company purchased the operations of Teleride/Sage Limited in 1996. The previous owner of Teleride/Sage Limited had commenced an action against certain former employees and other parties alleging misappropriation of software. On February 12, 1999, these former employees and other parties counterclaimed against the previous owner for inappropriate marketing techniques and included the Company in the counterclaim. The counterclaim is for the amount of $25 million plus costs. Management, after discussion with legal counsel, is of the opinion that the counterclaim is completely without merit or foundation.

10. Research and development:

	2001	2000
Research and development expenditures	$ 1,201,315	$ 807,203
Less investment tax credits	295,000	253,000
	$ 906,315	$ 554,203

11. *Earnings per share:*

The computations for basic and diluted earnings per share are as follows:

	2001	2000
Net earnings	$ 2,000,207	$ 2,542,840
Weighted average number of common shares outstanding:		
Basic	12,778,775	12,979,698
Effect of stock options	428,340	241,756
Diluted	13,207,115	13,221,454
Earnings per share:		
Basic	$ 0.16	$ 0.20
Diluted	$ 0.15	$ 0.19

Share options to purchase 669,000 common shares at $1.18 to $2.75 per share were outstanding in 2001 (2000 – 827,000 common shares at $0.86 to $2.75 per share) but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares for the reporting period.

12. Financial instruments:

(a) Foreign currency exchange risk:

The Company contracts the majority of sales in U.S. dollars. In order to manage exposure related to Canada/U.S. exchange rates, the Company from time to time enters into forward foreign exchange contracts. At November 30, 2001, the Company had no open forward foreign exchange contracts. At November 30, 2000, the Company had forward foreign exchange contracts for the sale of $300,000 (US) per month for the months of December, 2000 and January, 2001 at an average exchange rate of $0.6669 (US). Based on the exchange rate at November 30, 2000, these contracts were unfavorable and constituted an unrecognized financial liability of $21,660.

(b) Credit risk:

Accounts receivable include amounts due from customers in both the government and private industry sectors which are subject to normal industry credit risks. Government accounts are considered secure and are normally not subjected to extensive credit reviews. Industry accounts are subjected to internal credit reviews to minimize risk of non-payment. Additionally, export sales to non-government customers are insured to the extent of 90% of the invoiced amount. The cost of this insurance is included in the statement of earnings.

12. Financial instruments - continued:

(c) Fair value of financial assets and liabilities:

The carrying amounts of the Company's financial assets and liabilities including cash, accounts receivable and accounts payable and accrued liabilities, approximate fair value due to the short-term maturity of these items.

The fair value of the short-term loans and long-term debt approximates the carrying amounts due to recent negotiations or variable rates based on prime.

13. Segmented information:

The Company operates in one industry segment, the Intelligent Transportation Systems industry, which involves the engineering, software development, manufacturing and integration of products and systems to highway departments and industry to improve the efficiency of traffic flows.

The Company had sales in the following geographic areas:

	2001	2000
Canada	$ 1,118,675	$ 1,425,803
United States	25,921,804	23,004,867
Overseas	1,353,567	2,052,367
	$ 28,394,046	$ 26,483,037

14. Comparative figures:

Certain of the prior year's numbers, presented for comparative purposes, have been reclassified to conform with this year's presentation.

FORM 61

QUARTERLY REPORT

Incorporated as part of: _X_ Schedule A
____ Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER INTERNATIONAL ROAD DYNAMICS INC.

ISSUER ADDRESS 702 - 43rd Street East
Saskatoon, Saskatchewan
S7K 3T9

ISSUER TELEPHONE NUMBER (306) 653 - 6600

CONTACT PERSON Lorne D. Green

CONTACT'S POSITION Vice President, Finance

CONTACT TELEPHONE NUMBER (306) 653 - 6600

FOR QUARTER ENDED November 30, 2001

DATE OF REPORT March 7, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUESTED FILING OF SCHEDULE A AND SCHEDULES B & C.

NAME OF DIRECTOR	SIGNED (TYPED)	DATE SIGNED (YY/MM/DD)
Terry Bergan	Terry Bergan	02/03/07
Sharon Parker	Sharon Parker	02/03/07

FORM 61

SCHEDULE A

QUARTERLY REPORT

Financial Statements of

INTERNATIONAL ROAD DYNAMICS INC.

Years ended November 30, 2001 and 2000

KPMG

KPMG LLP
Chartered Accountants
600 - 128 Fourth Avenue South
Saskatoon SK S7K 1M8

Telephone (306) 934-6200
Telefax (306) 934-6233
www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the balance sheets of International Road Dynamics Inc. as at November 30, 2001 and 2000 and the statements of earnings and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Saskatoon, Canada

January 18, 2002

INTERNATIONAL ROAD DYNAMICS INC.
Balance Sheets

November 30, 2001 and 2000

		2001		2000
Assets				
Current assets:				
Cash	$	395,657	$	138,038
Accounts receivable (note 2)		12,376,268		11,500,486
Investment tax credits recoverable		2,114,000		882,500
Inventory		1,682,386		1,384,858
Prepaid expenses and deposits		263,882		271,420
		16,832,193		14,177,302
Deferred project costs		458,766		633,648
Capital assets (note 3)		2,424,623		2,160,621
Intangible assets (note 4)		417,732		472,291
	$	20,133,314	$	17,443,862
Liabilities and Shareholders' Equity				
Current liabilities:				
Short-term loans (note 5)	$	2,304,602	$	2,649,382
Accounts payable and accrued liabilities		2,608,315		3,004,753
Deferred revenue		497,000		250,000
Current portion of long-term debt (note 6)		200,000		360,000
Future income taxes (note 7)		2,129,500		495,100
		7,739,417		6,759,235
Deferred revenue		577,886		533,202
Long-term debt (note 6)		539,629		720,307
Future income taxes (note 7)		137,000		166,400
Shareholders' equity:				
Share capital (note 8)		11,114,860		11,209,666
Retained earnings (deficit)		24,522		(1,944,948)
		11,139,382		9,264,718
Contingency (note 9)				
	$	20,133,314	$	17,443,862

See accompanying notes to financial statements.

On behalf of the Board:

_______________________________ Director

_______________________________ Director

INTERNATIONAL ROAD DYNAMICS INC.

Statements of Earnings and Retained Earnings (Deficit)

Years ended November 30, 2001 and 2000

	2001	2000
Sales	$ 28,394,046	$ 26,483,037
Cost of sales	18,689,171	17,898,708
	9,704,875	8,584,329
Administrative and marketing expenses	5,419,097	4,679,854
	4,285,778	3,904,475
Research and development (note 10)	906,315	554,203
Earnings before other expenses (income)	3,379,463	3,350,272
Other expenses (income):		
Amortization	553,005	498,433
Interest and bank charges	194,688	313,306
Interest on long-term debt	75,100	95,845
Investment tax credits recovered (note 7)	(936,500)	(629,500)
Interest and other income	(112,037)	(132,152)
	(225,744)	145,932
Earnings before provision for future income taxes	3,605,207	3,204,340
Provision for future income taxes (note 7)	1,605,000	661,500
Net earnings	2,000,207	2,542,840
Deficit, beginning of year	(1,944,948)	(4,487,788)
Redemption price of shares in excess of book value	(30,737)	–
Retained earnings (deficit), end of year	$ 24,522	$ (1,944,948)
Earnings per share (note 11)		
Basic	$ 0.16	$ 0.20
Diluted	$ 0.15	$ 0.19

See accompanying notes to financial statements.

INTERNATIONAL ROAD DYNAMICS INC.
Statement of Cash Flows

Years ended November 30, 2001 and 2000

	2001	2000
Cash flows from (used in):		
Operations:		
Net earnings:	$ 2,000,207	$ 2,542,840
Items not involving cash:		
Amortization	553,005	498,433
Amortization of deferred project costs	174,882	–
Common shares issued for expenses (note 8)	101,008	109,600
Provision for future income taxes	1,605,000	661,500
Change in non-cash working capital:		
Accounts receivable	(875,782)	(1,904,465)
Investment tax credits recoverable	(1,231,500)	(882,500)
Inventory	(297,528)	234,771
Prepaid expenses and deposits	7,538	165,951
Accounts payable and accrued liabilities	(396,438)	(7,410)
Deferred revenue	291,684	119,182
	1,932,076	1,537,902
Financing:		
Short-term loans	(344,780)	(1,424,618)
Increase in long-term debt	26,866	66,173
Repayment of long-term debt	(367,544)	(213,220)
Common shares issued	125,579	24,501
Repurchase of share capital	(352,130)	–
	(912,009)	(1,547,164)
Investing:		
Deferred project costs	–	(211,266)
Additions to capital assets	(743,525)	(402,990)
Additions to intangible assets	(18,923)	(19,949)
Proceeds on sale of acquired technology	–	222,000
	(762,448)	(412,205)
Increase (decrease) in cash	257,619	(421,467)
Cash, beginning of year	138,038	559,505
Cash, end of year	$ 395,657	$ 138,038
Supplemental cash flow disclosure:		
Interest paid	$ 276,695	$ 402,233

See accompanying notes to financial statements.

1. Significant accounting policies:

The financial statements are prepared by management in accordance with Canadian generally accepted accounting principles. Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and revenues and expenses for each year presented. Changes in estimates and assumptions will occur based on the passage of time and the occurrence of certain future events.

(a) Cash:

Cash consists of balances with financial institutions which have an original term to maturity of three months or less.

(b) Revenue recognition:

Revenue from contract projects is recorded on the percentage of completion basis.

The Company makes estimates of the percentage of completion of each project by comparing the actual costs incurred to the total estimated costs for the project. These estimates of total cost are subject to change, which would have an impact on the timing of revenue recognized.

Revenue which relates to service obligations extending beyond one year is deferred and recorded as a liability on the balance sheet. This revenue is recognized in the period during which the service is provided.

(c) Inventory:

Inventory is valued at the lower of cost and net realizable value.

(d) Deferred project costs:

Deferred project costs represent costs incurred for which the revenue will be earned in future years. The costs have been recorded as deferred project costs on the balance sheet and will be recorded as cost of sales on the statement of earnings in the year the related revenue is earned.

(e) Amortization:

Amortization is computed over the expected useful lives of the assets at 5% on building, 20% and 25% on office equipment and manufacturing equipment respectively, 30% on automotive and computer equipment and 100% on computer software based on the declining balance method. In the year of acquisition one-half of the normal rate is taken on net additions.

(f) Translation of foreign currencies:

Monetary assets and liabilities denominated in foreign currency are translated at exchange rates prevailing at the balance sheet date. Revenue and expenses are translated using the approximate rate of exchange on the date of the transactions. The resulting gains or losses are included in the statements of earnings.

1. Significant accounting policies - continued:

(g) Intangible assets:

Intangible assets are amortized on a straight-line basis over a period of ten to fifteen years based on the expected future lives of the assets. A half year amortization is taken for additions in the first half of the year and additions in the second half of the year are not amortized until the following year.

The carrying value of intangible assets is periodically assessed by management and if management determines that the carrying value can not be recovered from future cash flows the unrecoverable amount is written off against current earnings.

(h) Research and development costs:

The Company expenses research and development costs during the year in which they are incurred. Research and development tax credits are recognized in earnings when the Company has reasonable assurance that they will be utilized.

(i) Warranty costs:

The Company provides for future warranty costs based on management's estimate of future warranty liabilities. These estimates are subjective and actual warranty costs may vary from amounts estimated. Actual costs incurred are charged against the provision for future warranty costs.

(j) Future income taxes:

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period which includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

(k) Stock based compensation:

The Company has stock based compensation plans, which are described in note 8. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Consideration paid by employees on the exercise of stock options is credited to common shares.

(l) Earnings per share:

Basic earnings per share are computed by dividing net earnings by the weighted average shares outstanding during the reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

2. Accounts receivable:

	2001	2000
Trade receivables	$ 5,816,198	$ 8,100,704
Unbilled revenue	6,283,757	3,316,012
Other	276,313	83,770
	$ 12,376,268	$ 11,500,486

Unbilled revenue represents the excess of contract costs and estimated gross profits recognized over billings to date.

3. Capital assets:

		2001		2000
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land	$ 275,000	$ –	$ 275,000	$ 100,000
Building	1,285,599	239,273	1,046,326	1,022,232
Office equipment	541,630	344,789	196,841	217,241
Automotive	1,033,433	574,351	459,082	393,397
Computer equipment	768,321	462,986	305,335	291,343
Computer software	325,233	278,878	46,355	48,162
Manufacturing equipment	234,226	138,542	95,684	88,246
	$ 4,463,442	$ 2,038,819	$ 2,424,623	$ 2,160,621

4. Intangible assets:

				2001				2000
		Cost		Accumulated Amortization		Net Book Value		Net Book Value
Acquired technology	$	660,733	$	351,358	$	309,375	$	369,699
Patent costs		197,925		89,568		108,357		102,592
	$	858,658	$	440,926	$	417,732	$	472,291

5. Short-term loans:

		2001		2000
Bank demand loan. Authorized to a maximum of $3.5 million with interest at bank prime plus 1% and secured by a general security agreement on all the assets of the Company.	$	1,984,433	$	1,754,000
Bank term loan repayable in monthly instalments of $62,500 plus interest at bank prime plus 1.1% and secured by a general security agreement on all the assets of the Company.		62,500		–
Revolving project financing. Authorized to a maximum of $1.2 million with interest at bank prime plus 3% and secured by a first charge on certain accounts receivable and certain unbilled revenue and a second charge on all remaining assets of the Company.		257,669		895,382
	$	2,304,602	$	2,649,382

6. Long-term debt:

	2001	2000
Royal Bank mortgage: Mortgage repayable in monthly installments of $5,461 including interest at a fixed rate of 7.31%. Secured by first charge on the building.	$ 501,797	$ 530,074
Royal Bank computer loan: Term loan repayable in monthly installments of $4,025 including interest at bank prime. Secured by a general security agreement.	31,430	76,085
Royal Bank truck loan: Term loan repayable in monthly installments of $3,400 including interest at bank prime plus 1.5%. Secured by specific charge on certain automotive equipment.	–	39,044
Saskatchewan Opportunities Corporation: Term loan repayable in monthly installments of $8,333 plus interest at a fixed rate of 9.75%. Secured by a general security agreement.	128,732	231,799
Ford Credit: Loans repayable in 35 monthly installments of $1,880 including interest at a fixed rate of 3.9%. Secured by specific charge on certain automotive equipment.	55,557	53,921
Chrysler Financial Company LLC: Loans repayable in 60 monthly installments of $800 including interest at a fixed rate of 10%. Secured by specific charge on certain automotive equipment.	22,113	29,723
Loan: 8% loan, no fixed repayment terms.	–	119,661
	739,629	1,080,307
Less current portion	200,000	360,000
	$ 539,629	$ 720,307

6. Long-term debt - continued:

The following represents the expected aggregate principal payments over the next five years:

2002	$	200,000
2003		85,000
2004		47,000
2005		43,000
2006		40,000
Thereafter		324,629
	$	739,629

7. Income taxes:

Income tax expense attributable to earnings differs from the amounts computed by applying the combined federal and provincial income tax rate of 45% (2000 - 46%) to pretax earnings as a result of the following:

		2001		2000
Net earnings before provision for income taxes	$	3,605,207	$	3,204,340
Computed "expected" tax expense		1,622,000		1,474,000
Increase (reduction) in income taxes resulting from:				
Non-deductible expenses		102,000		115,800
Manufacturing and processing profits deduction		(50,000)		(48,000)
Utilization of previously unrecognized tax deductions		–		(880,300)
Reduction due to corporate tax rate changes		(69,000)		–
	$	1,605,000	$	661,500

7. Income taxes - continued:

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below.

	2001	2000
Future income tax assets:		
Current:		
Share issue costs	$ 3,200	$ 14,200
Unclaimed research and development	1,533,300	1,358,800
	1,536,500	1,373,000
Non-current capital loss carryforwards	152,500	155,750
Less valuation allowance	(152,500)	(155,750)
	–	–
	1,536,500	1,373,000
Future income tax liabilities:		
Current:		
Unbilled revenues	(2,744,000)	(1,475,600)
Investment tax credits	(922,000)	(392,500)
	(3,666,000)	(1,868,100)
Non-current capital and intangible assets	(137,000)	(166,400)
	(3,803,000)	(2,034,500)
Net future income tax liability	$ (2,266,500)	$ (661,500)

At November 30, 2001 the Company has $350,000 of allowable capital losses available to reduce taxes on future capital gains.

At November 30, 2001 the Company has investment tax credits of $2,531,500 as a result of its research and development activities. The Company has recognized $1,231,500 of these tax credits in the current year (2000 - $882,500) and has $417,500 (2000 – $936,500) of unrecognized credits available to reduce federal and provincial income taxes payable which will expire as follows:

	Federal	Provincial	Total
2010	$ 17,500	$ –	$ 17,500
2011	326,000	74,000	400,000
	$ 343,500	$ 74,000	$ 417,500

8. Share capital:

(a) Authorized and issued capital:

	2001	2000
Common voting shares. Authorized an unlimited number of shares, issued 12,861,646 shares (12,938,218 shares issued at November 30, 2000)	$ 11,114,860	$ 11,209,666

(b) Share transactions:

The Company had the following common share transactions during the 2001 and 2000 fiscal years:

	Number of shares	$ Amount
Balance, November 30, 1999	13,095,787	$ 11,401,815
Shares issued in exchange for expenses	176,596	109,600
Shares issued for employee stock options exercised	40,835	24,501
Shares redeemed for technology returned	(375,000)	(326,250)
Balance, November 30, 2000	12,938,218	$ 11,209,666
Shares issued in exchange for expenses	100,362	101,008
Shares issued for employee stock options exercised	192,266	125,579
Shares repurchased and returned to treasury	(369,200)	(321,393)
Balance, November 30, 2001	12,861,646	$ 11,114,860

8. Share capital - continued:

(c) *Options:*

Under the terms of a stock option plan approved by the shareholders in May, 1997 and amended in 1998, the Company is authorized to grant directors, officers, employees and others options to purchase common shares at prices based on the market price of shares as determined on the date of the grant. At November 30, 2001, 1,596,832 (2000 – 1,760,165) options remain available to be granted. Stock options become exercisable at dates determined by the Compensation Committee.

At November 30, 2001, the following stock options to directors, officers, employees and others were outstanding:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding at November 30, 2001	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable at November 30, 2001	Weighted-Average Exercise Price
$ 0.60 – 1.00	969,067	1.21	$0.66	875,734	$0.64
$ 1.01 – 1.50	601,000	1.56	$1.28	504,333	$1.31
$ 1.51 – 2.75	200,000	1.00	$2.53	200,000	$2.53
	1,770,067			1,580,067	

The Company has granted stock options to directors, officers, employees and others as follows:

	Number of Common Shares Issuable	Weighted Average Exercise Price
Outstanding, November 30, 1999	2,185,200	$ 1.38
Options granted	116,000	.81
Options exercised	(40,835)	.60
Options expired and cancelled	(461,365)	1.92
Outstanding, November 30, 2000	1,799,000	1.22
Options granted	489,000	1.05
Options exercised	(192,266)	0.65
Options expired and cancelled	(325,667)	2.03
Outstanding, November 30, 2001	1,770,067	1.08

Outstanding options expire between November 30, 2001 and May 31, 2004.

8. Share capital - continued:

(d) Shareholders' rights plan:

The Company adopted a Shareholder Rights Plan (the "Plan"), which was approved by the shareholders at its annual meeting held on April 23, 1998. The Plan was established to deter coercive take-over tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's shareholders. The Plan provides the Board of Directors and the shareholders of the Company with more time to fully consider any unsolicited takeover bid for the Company, and more time for the Board of Directors to pursue, if appropriate, other alternatives to maximize shareholder value.

Under the Plan, the Company will distribute one right in respect of each common share. The rights become exercisable eight trading days after the first public announcement of the acquisition of 20% of the common shares of the Company by any person or the announcement of a person's intention to commence a take-over bid, other than a "permitted bid" which would result in such person acquiring 20% of the Company's common shares. Each right may be exercised to purchase that number of common shares of the Company which have a market value equal to two times the exercise price of the rights.

The requirements of a "permitted bid" include the following:

- the bid must be made by take-over bid circular to all holders of the Company's common shares;
- the bid must be subject to an irrevocable condition that no shares shall be taken up or paid for prior to a date which is not less than 60 days after the date of the bid and only if more than 50% of the outstanding common shares held by shareholders ("independent shareholders") other than the offeror and its related parties have been tendered to the bid;
- the bid must provide that shares may be deposited at any time during the bid period and that any shares so deposited may be withdrawn at any time during such period; and
- if more than 50% of the common shares held by independent shareholders are tendered to the bid, the offeror must extend the bid for 10 days to allow shareholders who did not tender initially to take advantage of the bid if they so choose.

The Plan had an initial term of three years. The Plan contains a provision that, at or prior to the first annual meeting of shareholders following the third anniversary of the date of the Plan, the Board may submit a resolution to the shareholders approving the extension of the Plan for a further three years. At the Company's annual meeting held on May 16, 2001, the shareholders approved the extension of the Plan for a further three years. The extended Plan contains a provision that, at or prior to the first annual meeting of shareholders following the third anniversary of the date of the extended Plan, the Board may submit a resolution to the shareholders approving the extension of the Plan for a further three years.

8. Share capital - shareholders' rights plan - continued:

(e) Normal Course Issuer Bid:

On November 30, 2000, the Toronto Stock Exchange approved a Normal Course Issuer Bid for the purchase and cancellation of up to 600,000 common shares, representing 4.6% of the Company's common shares then outstanding. This Issuer Bid was authorized until November 30, 2001. During the year, 369,200 shares were repurchased under this program at a cost of $352,130. The excess of the repurchase cost of these shares over their average book value was charged to retained earnings.

On November 23, 2001 the Toronto Stock Exchange approved a Normal Course Issuer Bid for the period from December 1, 2001 to November 30, 2002 for the purchase and cancellation of up to 600,000 common shares, representing 4.7% of the shares then outstanding.

9. Contingency:

The Company purchased the operations of Teleride/Sage Limited in 1996. The previous owner of Teleride/Sage Limited had commenced an action against certain former employees and other parties alleging misappropriation of software. On February 12, 1999, these former employees and other parties counterclaimed against the previous owner for inappropriate marketing techniques and included the Company in the counterclaim. The counterclaim is for the amount of $25 million plus costs. Management, after discussion with legal counsel, is of the opinion that the counterclaim is completely without merit or foundation.

10. Research and development:

	2001	2000
Research and development expenditures	$ 1,201,315	$ 807,203
Less investment tax credits	295,000	253,000
	$ 906,315	$ 554,203

11. Earnings per share:

The computations for basic and diluted earnings per share are as follows:

	2001	2000
Net earnings	$ 2,000,207	$ 2,542,840
Weighted average number of common shares outstanding:		
Basic	12,778,775	12,979,698
Effect of stock options	428,340	241,756
Diluted	13,207,115	13,221,454
Earnings per share:		
Basic	$ 0.16	$ 0.20
Diluted	$ 0.15	$ 0.19

Share options to purchase 669,000 common shares at $1.18 to $2.75 per share were outstanding in 2001 (2000 – 827,000 common shares at $0.86 to $2.75 per share) but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares for the reporting period.

12. Financial instruments:

(a) Foreign currency exchange risk:

The Company contracts the majority of sales in U.S. dollars. In order to manage exposure related to Canada/U.S. exchange rates, the Company from time to time enters into forward foreign exchange contracts. At November 30, 2001, the Company had no open forward foreign exchange contracts. At November 30, 2000, the Company had forward foreign exchange contracts for the sale of $300,000 (US) per month for the months of December, 2000 and January, 2001 at an average exchange rate of $0.6669 (US). Based on the exchange rate at November 30, 2000, these contracts were unfavorable and constituted an unrecognized financial liability of $21,660.

(b) Credit risk:

Accounts receivable include amounts due from customers in both the government and private industry sectors which are subject to normal industry credit risks. Government accounts are considered secure and are normally not subjected to extensive credit reviews. Industry accounts are subjected to internal credit reviews to minimize risk of non-payment. Additionally, export sales to non-government customers are insured to the extent of 90% of the invoiced amount. The cost of this insurance is included in the statement of earnings.

12. Financial instruments - continued:

(c) Fair value of financial assets and liabilities:

The carrying amounts of the Company's financial assets and liabilities including cash, accounts receivable and accounts payable and accrued liabilities, approximate fair value due to the short-term maturity of these items.

The fair value of the short-term loans and long-term debt approximates the carrying amounts due to recent negotiations or variable rates based on prime.

13. Segmented information:

The Company operates in one industry segment, the Intelligent Transportation Systems industry, which involves the engineering, software development, manufacturing and integration of products and systems to highway departments and industry to improve the efficiency of traffic flows.

The Company had sales in the following geographic areas:

	2001	2000
Canada	$ 1,118,675	$ 1,425,803
United States	25,921,804	23,004,867
Overseas	1,353,567	2,052,367
	$ 28,394,046	$ 26,483,037

14. Comparative figures:

Certain of the prior year's numbers, presented for comparative purposes, have been reclassified to conform with this year's presentation.

FORM 61

QUARTERLY REPORT

Incorporated as part of: ____ **Schedule A**
_X_ Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER INTERNATIONAL ROAD DYNAMICS INC.

ISSUER ADDRESS 702 - 43rd Street East
Saskatoon, Saskatchewan
S7K 3T9

ISSUER TELEPHONE NUMBER (306) 653 - 6600

CONTACT PERSON Lorne D. Green

CONTACT'S POSITION Vice President, Finance

CONTACT TELEPHONE NUMBER (306) 653 - 6600

FOR QUARTER ENDED November 30, 2001

DATE OF REPORT March 7, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUESTED FILING OF SCHEDULE A AND SCHEDULES B & C.

Terry Bergan	Terry Bergan	02/03/07
NAME OF DIRECTOR	SIGNED (TYPED)	DATE SIGNED (YY/MM/DD)
Sharon Parker	Sharon Parker	02/03/07
NAME OF DIRECTOR	SIGNED (TYPED)	DATE SIGNED (YY/MM/DD)

FORM 61

SCHEDULES B & C
INTERNATIONAL ROAD DYNAMICS INC.
QUARTERLY REPORT
For The Fourth Quarter Ended November 30, 2001

Schedule B: Supplementary Information

1. Detailed operating costs:

Cost Of Goods Sold:	
Materials	2,054,891
Labour	1,227,866
Subcontract	1,520,127
Travel	478,697
Freight And Customs	185,579
Royalties	628
Bonding Prems & Other Expenses	7,106
Amortized Project Costs	43,830
Total Cost Of Goods Sold	5,518,724
Administration and Marketing Expenses:	
Salaries	536,133
Travel	175,990
Advertising and promotion	129,037
Agents commission	9,499
Telephone and utilities	146,586
Rent and maintenance	62,819
General office	52,644
Professional fees	136,457
Insurance	107,002
Investor relations	28,710
Warranty	71,520
Training and quality assurance	17,194
Total Administration and Marketing Expenses	1,473,591

All transactions during the period were at arm's length.

2. (a) Summary of securities issued during the period:

Common shares issued:

To directors for fees:

Date	Shares	Price	Proceeds
September 28, 2001	13,908	$1.20	$ 16,723

For cash consideration on exercise of employee stock options:

Date	Shares	Price	Proceeds
September 10, 2001	9,000	$0.60	$ 5,400.00
September 28, 2001	3,000	$0.75	$ 2,250.00
October 10, 2001	7,000	$0.60	$ 4,200.00
November 22, 2001	9,200	$0.60	$ 5,520.00
November 27, 2001	15,000	$0.86	$12,900.00
November 29, 2001	3,000	$0.60	$ 1,800.00

(b) During the quarter the following options were granted:

Date	Name	Number	Price	Expiry Date
Nov 28, 2001	Ray Harris	15,000	$1.10	Nov 30, 2003
Nov 28, 2001	Harvey Alton	15,000	$1.10	Nov 30, 2003
Nov 28, 2001	Mike Walton	15,000	$1.10	Nov 30, 2003
Nov 28, 2001	Janice McKinnon	15,000	$1.10	Nov 30, 2003
Nov 28, 2001	Jim Aronitz	15,000	$1.10	Nov 30, 2003
Nov 28, 2001	Stephen Paddon	15,000	$1.10	Nov 30, 2003

3. (a) the following share capital was authorized:

Unlimited number of common voting shares.

the following share capital was issued and outstanding:

12,861,646 common shares.

(b) the following employee incentive options were outstanding:

Number of Class A common shares Optioned	Exercise Price Per Class A Common Share	Expiry Date
737,067	$ .60	November 30, 2002
20,000	$ .60	November 30, 2003
8,000	$ .75	November 30, 2003
40,000	$ .76	March 20, 2003
134,000	$ .91	November 30, 2003
30,000	$1.00	November 30, 2003
10,000	$1.10	November 30, 2002
105,000	$1.10	November 30, 2003
17,000	$1.10	May 31, 2004
164,000	$1.18	February 28, 2004
100,000	$1.25	November 30, 2002
205,000	$1.50	November 30, 2002
15,000	$2.15	November 30, 2002
85,000	$2.33	November 30, 2002
100,000	$2.75	November 30, 2002

(c) as at November 30, 2001 there were no common shares held in Escrow.

(d) the following individuals are directors of the Company:

Dr. A.T. Bergan
Sharon Parker
Stephen Paddon
Harvey Alton
Mike Walton
Terry Bergan
Janice MacKinnon
Jim Aronitz
Ray Harris

Schedule C Management Discussion:

Overview

International Road Dynamics Inc. is a supplier of products and services to the Intelligent Transportation industry. The core strength of the Company is its ability to utilize a variety of technologies, including the Company's patented weigh-in-motion technology, to detect, classify and weigh vehicles at highway speed. This allows the Company to deliver computer automated systems to improve the operations of truck weigh stations, highway data collection systems, and toll road systems. Following is a breakdown of the Company's revenues by market sector for the last three years:

		2001	2000	1999
				(000's)

Weigh Station systems		14,919	14,267	10,793
Data Collection		9,041	6,965	3,553
Safety systems		664	903	578
Toll systems		510	1,357	990
Service		3,260	2,991	3,057
		28,394	26,483	18,971

The Company's revenues are derived from selling integrated systems, products, engineering services, and maintenance. Over seventy percent of revenues are from the supply and installation of integrated systems. These systems are made up of a combination of the Company's proprietary hardware and software technology, custom engineering, installation and setup services, OEM equipment such as variable message signs, cameras and automatic vehicle identification readers, and construction and electrical services, which are subcontracted.

Operating Results

International Road Dynamics Inc. reported revenues of $28,394,046 in 2001, compared to $26,483,037 in revenues in 2000. Net operating earnings were $3,379,463 before interest, amortization, other income, and taxes. Earnings after including these items were $2,000,207 or $0.16 per share ($0.15 diluted) in 2001. In 2000 the operating earnings were $3,350,272 before interest, amortization and other income, and net income was $2,542,840 or $0.20 per share ($0.19 diluted).

The sales mix of the Company's products and services in 2001 was very similar to 2000. However a small increase in sales of IRD proprietary products from 41.2% of sales to 41.8% of sales; and an increase in engineering services and software license sales from 6.2% of sales in 2000 to 8.8% of sales in 2001 resulted in an overall increase in corporate gross margins to 34.2% in 2001 compared to 32.4% in 2000. Sales of lower margin OEM products and subcontracted construction work decreased in 2001 to 28.2% of sales from 31.2% of sales in 2000.

Following is a breakdown of the Company's sales for the past three years by geographic segment:

		2001	2000	1999
				(000's)
Canada		1,119	1,426	1,445
United States		25,922	23,005	14,242
Offshore		1,353	2,052	3,284
		28,394	26,483	18,971

Although most of the Company's revenues are derived from export markets, the engineering, manufacturing and management of IRD are delivered from IRD's Saskatoon location. Installation and site service work is provided through a network of IRD employees located throughout the geographic sales regions.

Sales into the U.S. market have increased in the past two years as a result increased initiatives in that market to deploy ITS technologies. It has taken longer than expected for these same kinds of initiatives to come forward in offshore markets and no major systems projects have been undertaken by the Company in its offshore market the past two years. However this market represents significant potential and IRD is positioning itself to capitalize on the opportunities that are expected to develop in the South American and southeast Asian markets in the near future.

Administrative and Marketing Expenses and Research and Development

Administrative and marketing expenses increased by $739,243 in 2001; to $5,419,097, or 19.1% of sales from $4,579,854 or 17.7% of sales in 2000. The primary reason for the increase was marketing expenses associated with the Company's drive to expand sales in offshore markets and to capitalize on plans in the U.S. to deploy ITS on a larger scale.

Net expenditures on research and development were $906,315 in 2001 compared to $554,203 net expenditures in 2000. These amounts are net of recorded investment tax credits of $295,000 in 2001 compared to $253,000 in 2000. The increase in expenditures this year is the result of an accelerated program to complete new software for screening trucks at weigh stations, move the toll road software system to an updated operating system, complete development of a new portable weigh-in-motion system (WIMMAT), and develop new technology for tracking commercial vehicles.

Amortization

Amortization charges in 2001 were $553,005 compared to $498,433 in 2000. Although capital asset additions were generally higher in 2001 compared to 2000, the reason for the more significant increase in amortization was a relatively large investment in new applications software in 2000 and 2001 which is written off over two years.

Interest Expenses

Interest charges decreased in 2001 to $269,788 from $409,151 in 2000. The reason for this was a continued decreased use of the bank line of credit facilities in the 2001 fiscal year and declining interest rates throughout the year.

Income Taxes

The Company accrued an income tax provision in 2001 of $1,605,000 compared to $661,500 in 2000. The primary reason for the increase is that in 2000 the Company was able to reduce its tax provision by claiming operating losses carried forward from previous years. These deductions effectively reduced the tax provision by $880,300 in fiscal 2000. Also, prior to fiscal 2000, the

Company had earned $1,566,000 in research and development tax credits that were not recorded as assets on the Company's books. In 2000 a total of $629,500 of these credits were recorded as recoverable and in 2001 a further $936,500 has been recorded. These tax credits have been added to income in calculating the income tax provision in each of the 2001 and 2000 fiscal years resulting in an increase in the 2001 tax provision of $412,000 and an increase of $277,000 in the 2000 income tax provision.

Going forward, the Company has booked estimated future tax liabilities at a rate of 44%.

Financial Resources and Liquidity

Cash generated from operations of the business in 2001 before reflecting changes in other working capital accounts was $4.4 million compared to $3.8 million in 2000. Of the cash generated from operations, $2.5 million was invested in working capital compared to $2.3 million in the previous year. Increases in year end accounts receivable and inventory balances accounted for $1.2 million of the working capital investment this year compared to $1.7 million last year. The income tax provision in 2001 of $1.6 million was offset in part by recording $1.2 million in investment tax credits earned on research and development. Last year the income tax provision of $661,500 was offset by recording $882,500 in investment tax credits recoverable. In the year that they are claimed, investment tax credits are added back to taxable income and therefore the income tax provision includes tax on the credits. As at November 30, 2001 the Company has recorded all investment tax credits earned to date.

Net cash generated from operations in 2001 was $1.9 million compared to $1.5 million in 2000.

Of the cash generated by the business in 2001 a net of $340,678 was used to retire long-term debt and $344,780 was used to reduce short-term loans; compared to the 2000 year in which a net of $147,047 was used to retire long-term debt and $1.4 million was used to reduce short-term loans. At the end of the year a total of $2.3 million was drawn against the Company's total credit lines of $4.7 million compared to $2.65 million at the end of 2000. Additions to capital assets in 2001 of $743,525 included $252,134 for land and building architectural work for an expansion to the Company's Saskatoon facilities. The balance of expenditures were for routine replacement of service vehicles and computer equipment. In 2000 investments in capital assets and deferred project costs of $614,256 were partly offset by $222,000 generated from the sale of a manufacturing license which was no longer required by the business.

At the beginning of the year an issuer bid for a one year term was approved for the Company to repurchase 600,000 of its issued shares through the facilities of the Toronto Stock Exchange. During the year a total of 369,200 shares were repurchased at a cost of $352,130. These shares have been returned to the treasury of the Company and cancelled. Also during the year, the Company issued 192,266 new shares to employees under the Employee Stock Option Plan for proceeds of $125,579. In 2000 40,835 shares were issued under this plan for proceeds of $ 24,501.

The working capital of the Company at the end of 2001 increased to $9.1 million compared to $7.4 million at the end of 2000.

Business Risks

International Road Dynamics Inc. operates in the rapidly changing environment of high technology. All companies in this industry are subject to competition and technological advances which can render existing products obsolete or unmarketable. Future operating results will depend upon IRD's ability to research, develop and market its current products and those under development. It faces competition from some companies with greater financial resources and larger marketing organizations.

IRD has taken steps to limit its credit risk. Government accounts are considered secure and normally not subjected to extensive credit reviews. Industry accounts are subjected to internal credit reviews to minimize risk of non-payment. Export sales to non-government customers are insured to the extent of 90 per cent of the invoiced amount.

Outlook

There has been much speculation recently whether the U.S. federal government will realign its spending programs to deal with an economic slow down and increased defense priorities. This has made it more difficult for us to forecast future revenues from IRD's largest market. With regard to IRD's 2002 fiscal year, it will not likely be significantly impacted as commitments of funds and resources have already been made. We further believe that in 2002 and beyond, the opportunities for IRD are significant because of the economic benefits derived from the use of IRD's weigh-in-motion technology, the high priorities the U.S. DOT places on highway safety and homeland security, and the significant economic value already demonstrated by the implementation of ITS systems in highway systems. These benefits are clearly presented in the ITS America, "National Intelligent Transportation Systems Program Plan: A Ten-Year Vision" dated January, 2002 and prepared by Intelligent Transportation Society (ITS) of America in cooperation with the United States Department of Transportation. Management is further excited about the opportunities off-shore and the progress made expanding our presence in these markets during 2001.

In effect, while governments will continue to spend money on transportation systems at some level, we believe that increased priority will be placed on technologies such as IRD's that are designed to protect and preserve the huge investment already made in highway infrastructure. Further, a new growth market for IRD's technologies will be in systems to increase highway safety, and to detect security risks and streamline clearance of traffic at boarder crossings under the broader initiative called "Homeland Security". While the U.S. will continue to be IRD's largest market the market opportunities for IRD continue to exist on a global scale.

Also, the recent exclusive agreement signed with VDO-Siemens for IRD to market and deploy their on-board driver management data collection equipment in North America is expected to have an immediate positive impact on operating results for 2002. We are looking for significant growth in sales of this product over the next several years. Similar to IRD's existing technologies, the long term cost saving benefits that users of this product will have makes this market somewhat recession proof. This market has the added benefit to IRD of providing some diversification from the government marketplace and is consistent with a key goal of IRD's Strategic Plan which is to provide technologies in the "cab of the vehicle". We view this as an important part of the Company's growth in the ITS Industry.

Finally, IRD is currently expanding its facilities in Saskatoon from 30,000 square feet to 45,000 square feet to accommodate our growth over the next few years. With this the Company will have the resources to achieve its growth goals for the next several years.